September 3, 1999



Securities and Exchange Commission
Washington, D.C.  20549



Ladies and Gentlemen:

We were previously principal accountants for eVision USA.Com, Inc. and, under the date of December 30, 1998, we reported on the consolidated financial statements of eVision USA.Com, Inc. and subsidiaries (the Company) as of and for the years ended September 30, 1998 and 1997. On September 3, 1999, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated September 3, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that the decision to change accountants was approved by the Company's Board of Directors.

Very truly yours,


/s/ KPMG LLP
KPMG LLP